EXHIBIT 12.1

ST. JUDE MEDICAL, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollar amounts in thousands)

						Nine Months Ended
		Fiscal Year Ended December 31,				September 30,
	2004	2003	2002	2001	2000	2005	2004

EARNINGS
Earnings from continuing operations
before income taxes	$537,192	$455,107	$373,358	$227,978	$177,309	$563,677	$383,596

Plus fixed charges
Interest expense	4,810	3,746	1,754	12,567	28,569	5,384	3,765
Portion of rent under operating
leases representative of the
interest component	5,778	5,513	3,405	2,951	2,343	4,002	4,333

TOTAL FIXED CHARGES	10,588	9,259	5,159	15,518	30,912	9,386	8,098

TOTAL EARNINGS AVAILABLE
FOR FIXED CHARGES	$547,780	$464,366	$378,517	$243,496	$208,221	$573,063	$391,694

RATIO OF EARNINGS
TO FIXED CHARGES	51.7	50.2	73.4	15.7	6.7	61.1	48.4